ACORDA THERAPEUTICS, INC.

420 SAW MILL RIVER ROAD

ARDSLEY, N.Y. 10502

August 10, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Office of Healthcare and Insurance

Re:	Acorda Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 1, 2018 and Amended on March 9, 2018
File No. 001-31938

Dear Ladies and Gentlemen:

This letter sets forth the response of Acorda Therapeutics, Inc. (“Acorda”, “we” or the “Company”) to the Staff’s letter dated July 27, 2018 with respect to the above captioned filings. For the Staff’s convenience, we have repeated the Staff’s comment below before our response.

Form 10-K/A filed March 9, 2018

Critical Accounting Policies and Estimates

Asset Impairment, page 93

1.

Given the significance of goodwill and intangible assets to your balance sheet, please tell us your consideration of expanding your disclosure to provide a robust and comprehensive discussion regarding your impairment testing policies. This discussion should include a description of key assumptions used and how the key assumptions are determined, a description of the uncertainties associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

We have reviewed the Staff’s comment above regarding asset impairment on page 93 in Form 10-K. Pursuant to the Staff’s request, we will enhance our disclosure regarding our asset impairment policy in the critical accounting policies in our Annual Report on Form 10-K for the fiscal year ending December 31, 2018 to read as follows:

Critical Accounting Policies and Estimates

Asset Impairment

In Process Research and Development

The cost of in-process research and development (IPR&D) acquired directly in a transaction other than a business combination is capitalized if the project will be further developed or have an alternative future use; otherwise it is expensed. The estimated fair value of IPR&D projects acquired in a business combination is capitalized. Several methods may be used to determine the estimated fair value of the IPR&D assets acquired in a business combination. The Company utilizes the “income method” which applies a probability weighting that considers the risk of development and commercialization to the estimated future net cash flows that are derived from projected sales revenues and estimated costs. These projections are based on factors such as relevant market size, patent protection, estimated pricing and expected industry trends. The estimated future net cash flows are then discounted to the present value using an appropriate discount rate. These assets are treated as indefinite-lived intangible assets until completion or abandonment of the projects, at which time the assets are amortized over the remaining useful life or impaired, as appropriate. These assets are tested at least annually or when a triggering event occurs that could indicate a potential impairment. Events that could result in an impairment, or trigger an interim impairment assessment, may include actions by regulatory authorities with respect to us or our competitors, the receipt of additional clinical or nonclinical data regarding our drug candidate or a potentially competitive drug candidate, changes in the clinical development program for a drug candidate or new information regarding potential sales for the drug which could have a negative effect on cash flows and which could result in an impairment. If impairment indicators are present or changes in circumstance suggest that an impairment may exist, we perform an impairment analysis by comparing the sum of the estimated discounted future cash flows, or fair value, of each intangible asset to its carrying value on the consolidated balance sheet. We will recognize an impairment loss if the carrying value of the intangible asset exceeds its fair value.

Finite-Lived Intangible Assets

Intangible assets with finite lives are amortized on a straight line basis over the period in which the Company expects to receive economic benefit and are reviewed for impairment when facts and circumstances indicate that the carrying value of the asset may not be recoverable. The determination of the expected life will be dependent upon the use and underlying characteristics of the intangible asset. In the Company’s evaluation of the intangible assets, it considers the term of the underlying asset life and the expected life of the related product line. If impairment indicators are present or changes in circumstance suggest that impairment may exist, the Company performs a recoverability test by comparing the sum of the estimated undiscounted cash flows of each intangible asset to its carrying value on the consolidated balance sheet. If the undiscounted cash flows used in the recoverability test are less than the carrying value, the Company would determine the fair value of the intangible asset and recognize an impairment loss in the statement of operations if the carrying value of the intangible asset exceeds its fair value. Fair value is generally estimated based on either appraised value or other valuation techniques. Events that could result in an impairment, or trigger an interim impairment assessment, may include actions by regulatory authorities with respect to us or our competitors, new or better products entering the market, changes in market share or market pricing, changes in the economic lives of the assets, changes in the legal framework covering patents, rights or licenses, and other market changes which could have a negative effect on cash flows and which could result in an impairment.

Goodwill

Goodwill represents the amount of consideration paid in excess of the fair value of net assets acquired in a business combination accounted for using the acquisition method of accounting. Goodwill is not amortized and is subject to impairment testing on an annual basis or when a triggering event occurs that may indicate the carrying value of the goodwill is impaired. We perform our impairment testing at the reporting level where we have determined that we have a single reporting unit and operating segment. We test goodwill for impairment using a quantitative method (primarily based on market capitalization). The impairment test for goodwill uses a two-step approach. Step one compares the estimated fair value of the reporting unit including goodwill to its carrying value. If the carrying value of the reporting unit exceeds the estimated fair value of the reporting unit, step two must be performed. Step two compares the carrying value of the reporting unit to the fair value of all of the assets and liabilities of the reporting unit as if the reporting unit was acquired in a business combination. If the carrying value of the reporting unit’s goodwill exceeds the implied fair value of its goodwill calculated in this manner, an impairment loss is recognized in an amount equal to the excess of the carrying value over the implied fair value.

Notes to the Financial Statements

(4) Intangible Assets and Goodwill

Goodwill, page F-23

2.

On page F-20, you disclose you recognized approximately $296.7 million of non-cash impairment charges to write-off of intangible assets associated with the global rights to tozadenant, SYN120 and Selincro that you acquired from Biotie in 2016. In light of these significant impairments, please tell us whether you assessed the related goodwill for impairment under ASC 350-20-35-30. If so, provide us with your analysis of why the goodwill was not also impaired.

We have reviewed the Staff’s comment above regarding Note (4) Intangible Assets and Goodwill on page F-23. For the Staff’s convenience, we note that as disclosed in our 2017 Form 10-K/A, goodwill recorded on our Consolidated Balance Sheet amounts to $286.6 million as of December 31, 2017. In accordance with FASB ASC 350, “Intangibles – Goodwill and Other,” we perform goodwill impairment testing at least annually, or when a triggering event occurs that may indicate the carrying value of goodwill may be impaired. The impairment test for goodwill uses a two-step approach. Step one compares the estimated fair value of the reporting unit including goodwill to its carrying value. If the carrying value of the reporting unit exceeds the estimated fair value of the reporting unit, step two must be performed. Step two compares the carrying value of the reporting unit to the fair value of all of the assets and liabilities of the reporting unit as if the reporting unit was acquired in a business combination. If the carrying value of the reporting unit’s goodwill exceeds the implied fair value of its goodwill calculated in this manner, an impairment loss is recognized in an amount equal to the excess of the carrying value over the implied fair value. We perform an annual impairment review in the fourth quarter of each fiscal year.

The Company operates as a single reporting unit, thus in evaluating goodwill for impairment, the Company’s consolidated financial statements are utilized. As per ASC 350-20-35 Intangibles – Goodwill and Other, Goodwill should not be amortized, but rather goodwill should be tested for impairment at least annually, at a level of reporting referred to as the reporting unit. Reporting units will vary depending on the level at which performance of the segment is reviewed, how many businesses the operating segment includes, and the similarity of those businesses. In other words, a reporting unit could be the same as an operating segment, which could be the same as a reportable segment, which could be the same as the entity as a whole (entity level) (ASC 350-20-35-37). The Company functions as one operating and reportable unit from an operational perspective. The Company has a clearly defined focus on a primary therapeutic product area covering patients with neurological disorders. The Company currently has several promising drug candidates in its research and development pipeline that fall primarily within the same therapeutic area of focus. The nature of the process is the same for all of our development programs; all are in various stages of pre-clinical or clinical development with the goal of gaining approval as branded drugs by the Food and Drug Administration (“FDA”) and possibly applicable regulatory authorities in other countries. If the products gain FDA approval, we will target a similar subset of physicians for most of our product candidates under development (focused on patients with neurological disorders). The distribution model will be similar for many of our products under development if approved (wholesale distributors and specialty pharmacies). All of our products under development are subject to the same regulatory approval and oversight process. The chief operating decision maker does not receive discrete financial statements or use discrete financial information in his decision-making process.

In order to assess whether the two-step goodwill impairment test was necessary in the periods following the asset impairments, the Company compared the fair value of the equity of the reporting unit with the carrying value of the equity as of the end of each monthly period following the recording of each asset impairment related to Selincro, tozadenant and SYN 120 that occurred during September, November and December 2017, respectively. The Company noted that at the month ended period following each asset impairment, the fair value of the equity was greater than the carrying value of the equity therefore, step two of the goodwill impairment test was not necessary in each instance and goodwill was not impaired. The Company also noted that there was no point during the year 2017 that the fair value of the equity was less than the carrying value of the equity.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filings. We also acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would very much appreciate the Staff’s prompt review of this response letter. Should you have any follow-up questions, please call me at 914-326-5119.

Sincerely,

/s/ David Lawrence
David Lawrence
Chief, Business Operations and
Principal Accounting Officer